

FMX Execution, LLC

Statement of Financial Condition

FMX Execution, LLC
December 31, 2025
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/25___ AND ENDING ___12/31/25___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __FMX Execution, LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 Water Street

(No. and Street)

New York	New York	10041
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jason Hauf	646-346-6869	Jason.Hauf@bgcg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP

(Name – if individual, state last, first, and middle name)

One Manhattan West, 401 9th Avenue	New York	New York	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003		42
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

**FOR OFFICIAL USE
ONLY**

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

AFFIRMATION

I, Jason Hauf, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to FMX Execution, LLC (the "Company"), as of December 31, 2025, are true and correct. I further affirm that neither the Company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Jason W. Hauf
Chief Financial Officer

This filing** contains (check all applicable boxes):

☑ Statement of Financial Condition.

☑ Notes to Statement of Financial Condition.

☐ Statement of Operations.

☐ Statement of Cash Flows.

☐ Statement of Changes in Member's Interest.

☐ Statement of Changes in Subordinated Borrowings.

☐ Notes to Financial Statements.

☐ Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ Computation of tangible net worth under 17 CFR 240.18a-2.

☐ Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ Independent public accountant's report based on an examination of the statement of financial condition.

☐ Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ Other: _____

☐ A copy of the SIPC Supplemental Report.

☐ Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by CFTC Regulation 1.16.



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Officers of FMX Execution, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FMX Execution, LLC (the Company) as of December 31, 2025 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2015.

March 2, 2026

FMX Execution, LLC

Statement of Financial Condition

December 31, 2025

(In Thousands)

		December 31, 2025
Assets		
Cash and cash equivalents	$	20,141
Fixed assets, net		236
Receivables from related parties		1,046
Other assets		123
Total assets	$	21,546
Liabilities and Member's Interest		
Accrued compensation		4,268
Accounts payable and accrued liabilities		79
Total liabilities		4,347
Commitments and contingencies (Note 2)		
Member's interest		17,199
Total liabilities and member's interest	$	21,546

See notes to statement of financial condition

FMX Execution, LLC

Notes to Statement of Financial Condition

December 31, 2025

(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business – FMX Execution, LLC (the "Company"), is a New York Limited Liability Company. The Company is wholly owned by FMX Holdings, LLC ("FMX") which is an indirect subsidiary of BGC Group, Inc. ("BGC"), which is a subsidiary of Cantor Fitzgerald, L.P. ("Cantor"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), an Independent Introducing Broker ("IB") registered with The National Futures Association ("NFA") and the Commodity Futures Trading Commission ("CFTC"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is engaged in referring securities transactions to affiliated entities and offerings of market data subscription services by an affiliate on behalf of the Company.

Basis of Presentation – The Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the Statement of Financial Condition is reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the Statement of Financial Condition.

Cash and Cash Equivalents – The Company considers all highly liquid investments with maturities of 90 days or less at the date of acquisition to be cash equivalents. Cash and cash equivalents include money market funds and deposits with banks.

Income Taxes – The Company is a single-member limited liability company and is treated as a disregarded entity for US income tax purposes. The Company's parent, FMX, is taxed as a U.S. partnership, files federal, state and local partnership returns and is subject to entity level tax in New York City.

Equity-Based and Other Compensation – BGC previously provided compensation awards to certain employees of the Company in the form of restricted stock units ("RSUs") in BGC, and has previously provided compensation awards to certain employees of the Company in the form of RSU Tax Accounts, which are denominated in cash. Certain of the RSUs entitle the employees to participate in receiving quarterly dividend equivalents from BGC. The Company records an expense for dividend equivalents and for the amortization of the RSUs and RSU Tax Accounts ratably over their applicable vesting periods. In addition, BGC may issue shares of BGC Class A

common stock to certain employees as compensation awards, and the Company records an expense for the grant date fair value of the shares issued.

Deferred Cash Compensation – The Company maintains a Deferred Cash Award Program, and grants deferred cash incentive compensation to certain employees, which vests over a future service period. The Company records expense for the amortization of the deferred cash awards ratably over their applicable vesting periods, taking into effect estimated forfeitures and the present value of future cash liabilities. See Note 7 – Compensation for further information.

Segment Information - The Company currently operates in one reportable segment, brokerage services (See Note 6 - Segment Reporting for more information).

New Accounting Pronouncements – In October 2023, the FASB issued ASU No. 2023-06, *Disclosure Improvements—Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative*. The standard is expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC's existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC's regulations. The effective date for the guidance will be the date on which the SEC's removal of the related disclosure from Regulation S-X or Regulation S-K becomes effective. If by June 30, 2027 the SEC has not removed the applicable requirements from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity. Management is currently evaluating the impact of the new standard on the Company's Statement of Financial Condition.

In July 2025, the FASB issued ASU No. 2025-05, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*. The standard, which is optional, addresses challenges faced by stakeholders when applying ASC 326, *Financial Instruments—Credit Losses*, to current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, *Revenue from Contracts with Customers.* The amendments allow all entities to elect a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the asset when developing a reasonable and supportable forecast as part of estimating expected credit losses on these assets. The new guidance can be adopted by the Company beginning on January 1, 2026, using a prospective method, and early adoption is permitted. Management is currently evaluating the impact of the new standard on the Company's Statement of Financial Condition.

In December 2025, the FASB issued ASU No. 2025-12, *Codification Improvements.* Codification Improvements. The guidance clarifies, corrects errors in or makes other improvements to a variety of topics in the Codification that are intended to make it easier to understand and apply. The

amendments apply to all reporting entities in the scope of the affected accounting guidance. The new guidance will become effective for the Company beginning on January 1, 2027, can be adopted using either a prospective or retrospective method, and early adoption is permitted. Management is currently evaluating the impact of the new standard on the Company's Statement of Financial Condition.

2. Commitments and Contingencies

Legal Matters – In the ordinary course of business, various legal actions are brought and may be pending against the Company. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief. As of December 31, 2025, no such claims or actions have been brought against the Company and therefore no reserves were recognized.

Legal reserves are established in accordance with the guidance in ASC 450, Contingencies, when a material legal liability is both probable and reasonably estimable. Once established, legal reserves are adjusted when additional information becomes available or when an event occurs requiring a change.

3. Related Party Transactions

BGC, FMX, and the Company have administrative and technology service agreements (collectively, the "ASAs"), whereby BGC agreed to provide certain services in support of the Company. Such support includes allocations for utilization of accounting, regulatory, compliance, legal services, treasury, operations, human resources, and technology. The Company was charged by BGC based on the cost of providing such services. For the year ended December 31, 2025, the Company was charged for such services which includes a management fee charged by FMX for FMX senior management, and any unpaid balances would be included in Payables to related parties on the Company's Statement of Financial Condition. As of December 31, 2025, the Company did not have any unpaid balances included in Payables to related parties in the Company's Statement of Financial Condition.

In addition, the Company was charged for allocated rent, maintenance, and other occupancy related costs and any unpaid balances are included in Payables to related parties in the Company's Statement of Financial Condition. As of December 31, 2025, the Company did not have any unpaid balances included in Payables to related parties in the Company's Statement of Financial Condition.

The Company was allocated costs related to equity-based compensation awards to employees of the Company and any unpaid balances would be included in Payables to related parties in the

Company's Statement of Financial Condition. As of December 31, 2025, the Company did not have any unpaid balances included in Payables to related parties in the Company's Statement of Financial Condition.

An affiliate of the Company enters into various agreements with certain of its employees whereby these employees received loans which are forgiven over a specified period of time. The forgivable loans are recorded at historical value and are amortized over the term of the service period, which is generally three to four years. The Company is charged for the amortization and forgiveness associated with such loans. For the year ended December 31, 2025, the Company was allocated costs related to amortization of such awards and any unpaid balances would be included in Payables to related parties in the Company's consolidated Statement of Financial Condition. As of December 31, 2025, the Company did not have any unpaid balances included in Payables to related parties in the Company's Statement of Financial Condition.

In addition, affiliates offer market data subscriptions in relation to certain FMX products on behalf of the Company and any uncollected balances are included in Receivables from related parties on the Company's Statement of Financial Condition.

The Company, together with affiliates is able to draw down on a unsecured revolving credit facility. Borrowings under this agreement bear interest based on either SOFR or a defined base rate plus additional margin, and any unpaid balances would be included in Payables to related parties in the Company's Statement of Financial Condition. As of December 31, 2025, the Company did not have any unpaid balances included in Payables to related parties in the Company's Statement of Financial Condition.

For any of the Company's receivables from related parties for which the legal obligation is held by the same affiliate for which the Company has legal payable obligations to as of December 31, 2025, the Company has the legal right of offset to these amounts and are presented net in Receivables from related parties on the Company's Statement of Financial Condition.

4. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company has elected to compute its net capital using the alternative method, which requires the Company to maintain minimum net capital of $250. As a registered IB with the NFA, the Company is subject to Regulation 1.17 of the CFTC which requires the Company to maintain minimum net capital equal to the greater of $45, or the amount of net capital required under Rule 15c3-1. At December 31, 2025, the Company had net capital of $15,473, which was $15,223 in excess of its required net capital.

The Company is also required in accordance with SEC Rule 17a-5(d)(2)(i) and CFTC 1.10(d)(2)(ii) to disclose any changes in liabilities subordinated to claims of general creditors. The Company did not have any subordinated borrowings during the year ended December 31, 2025.

5. Off-Balance Sheet Risk

Risk and Uncertainties – The Company's financing is sensitive to interest rate fluctuations which could have an impact on the Company's overall profitability.

Credit Risk – Credit risk arises from potential non-performance by counterparties. The Company's affiliates have established policies and procedures to manage the exposure to credit risk. The Company's affiliates maintain a credit approval process to limit exposure to counterparty risk and employ monitoring to control the counterparty risk. The Company's affiliates account opening and counterparty approval process includes verification of key customer identification, anti-money laundering verification checks and a credit review of financial and operating data. The credit review process includes establishing an internal rating and any other information deemed necessary to make an informed credit decision, which may include financials, correspondence, due diligence calls and a visit to the entity's premises, as necessary.

Market Risk – Market risk refers to the risk that a change in the level of one or more market prices, rates, indices or other factors may result in losses for a specified position.

Operational Risk – In providing a comprehensive array of products and services, the Company and its affiliates may be exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, breaches of internal control systems and compliance requirements, fraud by employees or persons outside the Company or business interruption due to systems failures or other events.

Operational risk may also include breaches of the Company's affiliates' technology and information systems resulting from unauthorized access to confidential information or from internal or external threats, such as cyber attacks. Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, the Company and its affiliates could suffer a financial loss as well as reputational damage.

Foreign Currency Risk – The Company is exposed to risks associated with changes in foreign exchange rates. In addition, changes in the remeasurement of the Company's foreign currency denominated financial assets and liabilities and fluctuate with changes in foreign currency rates.

6. Segment Reporting

The Company offers its products and services in the U.S. The Company's operations consist of one reportable segment, brokerage services, because the Company is managed on a consolidated basis. The primary activities of the Company's brokerage services segment include referring securities transactions to affiliated entities and offering market data subscription services by affiliates on behalf of the Company. As of December 31, 2025 the Company has identified BGC's Co-Chief Executive Officers as the chief operating decision ("CODM"). Net income is the measure of segment profit most consistent with U.S. GAAP that is regularly reviewed by the CODM to assess financial performance and allocate resources. In evaluating performance and making operating decisions, the CODM reviews net income (loss) to set budgets, evaluate margins, review financial results, and to make decisions regarding reinvesting in the business, and pursuing other capital deployment activities. The Company's business is based on the products and services provided and reflects the manner in which financial information is evaluated by the CODM.

As of December 31, 2025, the Company had total assets of $21,546, all of which were derived in the U.S. See the Company's Statement of Financial Condition for more information.

7. Compensation

Equity-Based and Other Compensation - The Company previously awarded BGC RSUs which vest into shares of BGC Class A common stock over a stated vesting schedule to employees. These awards generally vest over an 18 month to 10 year period. The fair value of RSUs held by the Company's employees is based on the market value of Class A common stock on the grant date, adjusted as appropriate based upon the award's ineligibility to receive dividends. The compensation expense is recognized ratably over the vesting period, taking into effect estimated forfeitures.

The Company also previously awarded RSU Tax Accounts, which are settled for cash and issued in connection with RSUs, and are to cover any withholding taxes to be paid when the RSUs vest into shares of BGC Class A common stock. The RSU Tax Accounts vest over a stated vesting schedule. These awards generally vest over an 18 month to 10 year period. The compensation expense is recognized ratably over the vesting period, taking into effect estimated forfeitures and the present value of future cash liabilities.

The Company may issue shares of BGC Class A common stock as compensation awards to employees, and records compensation expense for the grant date fair value of the shares issued.

Deferred Cash Compensation - The Company maintains a deferred cash award program which provides for the granting of deferred cash incentive compensation to eligible employees. The Company may pay certain bonuses in the form of deferred cash compensation awards, which generally vest over a future service period. As of December 31, 2025, the total liability for the deferred cash compensation awards was $302, which is included in Accrued compensation on the Company's Statement of Financial Condition.

8. Subsequent Events

The Company has evaluated subsequent events through the date the Statement of Financial Condition was issued. On January 15, 2026, FMX contributed $20,000 of capital to the Company. There have been no additional material subsequent events that would require recognition in this Statement of Financial Condition or disclosure in the notes to the Statement of Financial Condition.